Exhibit 12.1
PEABODY ENERGY CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Dollars in millions	2012	2013	2014	2015	2016

Loss from Continuing Operations Before Income Taxes	$(208.6)	$(734.3)	$(547.9)	$(1,990.3)	$(758.3)

Interest Expense	405.6	425.2	428.2	533.2	328.1

Interest Portion of Rental Expense	51.9	55.5	56.5	49.3	45.1

Losses (Income) from Equity Affiliates	61.2	83.4	107.6	292.4	(16.2)

Adjusted Earnings	$310.1	$(170.2)	$44.4	$(1,115.4)	$(401.3)

Interest Expense	$405.6	$425.2	$428.2	$533.2	$328.1

Interest Portion of Rental Expense	51.9	55.5	56.5	49.3	45.1

Adjusted Fixed Charges	$457.5	$480.7	$484.7	$582.5	$373.2

Ratio of Earnings to Fixed Charges	(1)	(1)	(1)	(1)	(1)

(1) Earnings were insufficient to cover fixed charges by approximately $147.4 million, $650.9 million, $440.3 million, $1,697.9 million and $ 774.5 million for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.